SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND

AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. 4)1

SITO Mobile, Ltd.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

82988R203
(CUSIP Number)
Karen Singer, 212 Vaccaro Drive, Cresskill, NJ 07626 (Tel.) (201) 750-0415
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 16, 2017
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☒.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

Page 1 of 6 pages

1 The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	82988R203	13D/A4	Page 2 of 6

1	NAME OF REPORTING PERSON
Karen Singer

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐
(b) ☐
3		SEC USE ONLY
4		_______________ SOURCE OF FUNDS*
OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2I ☐

6		CITIZENSHIP OR PLACE OF ORGANIZATION
United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
2,100,718
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
2,100,718
	10	SHARED DISPOSITIVE POWER
0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,100,718
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
10.2%
14		TYPE OF REPORTING PERSON*
IN

CUSIP No.	82988R203	13D/A4	Page 3 of 6

1	NAME OF REPORTING PERSON
TAR Holdings LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐
(b) ☐
3		SEC USE ONLY
4		_______________ SOURCE OF FUNDS*
OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2I ☐

6		CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
2,100,718[2]
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
2,100,718[3]
	10	SHARED DISPOSITIVE POWER
0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,100,718
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
10.2%
14		TYPE OF REPORTING PERSON*
OO

2 Ms. Singer has sole voting power with respect to all the shares held by TAR Holdings LLC.

3 Ms. Singer has sole dispositive power with respect to all the shares held by TAR Holdings LLC.

SCHEDULE 13D/A4

This constitutes Amendment No. 4 (the “Amendment No. 4”) to the statement on Schedule 13D filed on behalf of Karen Singer, dated and filed April 3, 2017 (as amended, the “Statement”), relating to the common stock, $0.001 par value per share (the “Common Stock”), of SITO Mobile, Ltd. (the “Company” or the “Issuer”). Unless specifically amended or modified hereby, the disclosure set forth in the Statement shall remain unchanged.

Item 4. Purpose of the Transaction

Item 4 of the Statement is hereby amended to add the following:

The purpose of this Amendment No. 4 is to report that, on May 16, 2017, Karen Singer and TAR Holdings LLC (“TAR Holdings”) filed their Preliminary Proxy Statement (as amended and supplemented, the “Proxy Statement”) in connection with, among other things, the nomination by Mrs. Singer and TAR Holdings of Wayne Barr, Jr., Richard Ramlall and Steven G. Singer (collectively, the “Nominees”) to the board of directors (the “Board”) of the Issuer. Mrs. Singer and TAR Holdings continue to believe that changes at the Board level of the Issuer are warranted and in the best interests of the Issuer’s stockholders, due, among other reasons, to (i) the lack of significant ownership of Common Stock by the Board and misalignment of the Board’s interests with those of the Issuer’s stockholders, (ii) the significant turnover and alleged turmoil at the management level in recent months under the current Board’s watch, (iii) the substantial amount of the Issuer’s funds which the Board has wasted enacting (or purporting to enact) measures which appear designed to entrench themselves, and (iv) the current Board’s inexperience and inability to manage a business in the mobile advertising industry. Furthermore, the Issuer continues to make false and inaccurate assertions, for example, that the Issuer is amenable to settlement discussions to avoid a proxy contest. Indeed, on May 17, 2017, the Issuer released a “fight letter” to its stockholders in which the Issuer stated that it “has received no indication that [TAR Holdings] is prepared to constructively engage with [the Issuer].” TAR Holdings and Mrs. Singer have stated expressly in multiple communications with the Issuer (including the letters attached as Exhibits 99.2 and 99.3 to this Schedule 13D amendment) that TAR Holdings and Mrs. Singer are willing to engage with the Issuer’s Board and management to attempt to reach a mutually agreeable resolution that would avoid the need for an election contest at the 2017 annual meeting. Contrary to the Issuer’s statements on May 17, 2017, the Issuer has made it clear that it has no interest in engaging in constructive discussions with TAR Holdings. TAR Holdings and Mrs. Singer have also asked the Issuer on multiple occasions for information and analysis with respect to, among other things, the Issuer’s analysis of the potential for an “ownership change” under Section 382 of the Internal Revenue Code, and the Issuer has consistently failed to provide any such information or analysis.

Notwithstanding that TAR Holdings and Mrs. Singer believe that election of the Nominees to the Board would now be in the best interests of the Issuer’s stockholders, given TAR Holdings’ and Mrs. Singer’s belief that prompt change at the Board level is warranted and necessary, and in order to avoid the cost and expense of a proxy contest, on May 18, 2017, Mrs. Singer and TAR Holdings also cast their vote in favor of the Consent Solicitation Statement (as amended and supplemented, the “Baksa Consent Solicitation Statement”) filed by Stephen Baksa and Thomas Candelaria (among others) (collectively, the “Baksa Group”) on May 2, 2017. TAR Holdings’ vote in favor of the Baksa Consent Solicitation Statement should in no way be deemed to reflect an admission or abandonment of Mrs. Singer’s and TAR Holdings’ belief that election of the Nominees to the Board would be in the best interests of the Issuer and its stockholders. TAR Holdings and Mrs. Singer, however, also believe that the nominees to the Board proposed by the Baksa Group are qualified and would be far preferable to the incumbent members of the current Board being proposed by the Issuer. Neither TAR Holdings, Mrs. Singer nor any member of Mrs. Singer’s family (or any “participant” in connection with TAR Holdings’ Proxy Statement) is a member of a “group” or otherwise acting in concert with the Baksa Group for purposes of Section 13 of the Securities Exchange Act of 1934 or otherwise.

Except in connection with the matters described in this Item 4 and as contemplated herein, Mrs. Singer does not currently have any specific plans or proposals that relate to or would result in any of the actions or events specified in clauses (a) through (j) of Item 4 of Schedule 13D. Mrs. Singer reserves the right to change plans and take any and all actions that Mrs. Singer may deem appropriate to maximize the value of her investment, including, among other things, purchasing or otherwise acquiring additional securities of the Issuer, selling or otherwise disposing of any securities of the Issuer beneficially owned by her, in each case in the open market or in privately negotiated transactions or formulating other plans or proposals regarding the Issuer or its securities to the extent deemed advisable by Mrs. Singer in light of her general investment policies, market conditions, subsequent developments affecting the Issuer and the general business and future prospects of the Issuer. Mrs. Singer may take any other action with respect to the Issuer or any of the Issuer’s debt or equity securities in any manner permitted by applicable law.

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: May 18, 2017

TAR Holdings LLC

By: /s/ Karen Singer
Name: Karen Singer
Title: Member